SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: April 15, 2021

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from March 1, 2021 to March 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on April 15, 2021

[This is a translation of the Share Buyback Report for the period from March 1, 2021 to March 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 15, 2021]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of March 31, 2021)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on August 4, 2020 (Period of Repurchase: August 5, 2020 to March 31, 2021）	20,000,000 (Maximum)	100,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	―	―
Progress of the repurchase (%)	―	―

Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on August 4, 2020 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of March 31, 2021)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) March 1 March 2 March 3 March 5 March 8 March 9 March 10 March 11 March 12 March 15 March 16 March 17 March 18 March 19 March 22 March 23 March 24 March 26	35,300 1,600 3,709 14,900 12,042 104,751 23,273 10,535 143,142 200 6,607 802 800 19,156 2,607 425,582 200 400	200,870,767 9,104,624 21,105,657 84,786,811 68,523,676 596,074,043 132,432,446 59,948,259 814,533,805 1,138,078 37,596,407 4,563,693 4,552,312 109,005,111 14,834,847 2,421,727,557 1,138,078 2,276,155
Total	―	805,606	4,584,212,326
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) ―	―	―
Total	―	―	―
Total amount	805,606		4,584,212,326

3.	Status of Shares Held in Treasury
(as of March 31, 2021)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	21,831,206

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- EOF -